SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 8, 2011

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated November 8, 2011, entitled “Syneron Announces International Launch of eLase(TM) Laser Hair Removal System.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By: /s/ Asaf Alperovitz
Name: Asaf Alperovitz
Title: Chief Financial Officer

Date: November 8, 2011

Syneron Announces International Launch of eLase(TM) Laser Hair Removal System

Combination of Proprietary elos Bi-Polar RF and Laser Energies Increases Patient Safety and Reduces Treatment Times on All Skin Types; New Motif LHR Applicator Offers Virtually Painless Hair Removal

YOKNEAM, ISRAEL--(Marketwire - November 8, 2011) - Syneron Medical Ltd. (NASDAQ: ELOS), the leading global aesthetic device company, announced today the International launch of the eLase™ with Motif™ laser hair removal system. The eLase system will be unveiled at CosmoProf Asia 2011, November 9-11, 2011. The eLase system has received CE Mark approval from the European Union and is available in select European and Asian markets.

The eLase system combines Syneron's proprietary elos bi-polar radio frequency (RF) energy with diode laser energy. This synergistic energy combination allows the system to utilize less optical energy during treatments, increasing patient safety for all skin types. The system features the new Motif LHR hair removal applicator with Motif mode that leverages the energy combination to allow high frequency, lower energy treatments that are virtually pain free with far shorter treatment times than competitive devices. The system also includes a new Motif IR applicator that can be used for fractional facial rejuvenation procedures with zero patient downtime, expanding the capabilities of the eLase system beyond hair removal procedures.

Louis P. Scafuri, Chief Executive Officer of Syneron Medical, said, "The eLase builds upon Syneron and Candela's proven track record of best-in-class hair removal systems with a next-generation platform designed to further enhance the patient experience. The unique combination of our elos technology allows for selective and deep dermal penetration, providing highly effective and safe hair removal treatments for patients of all skin types. In addition, the eLase features many ease-of-use and patient comfort enhancements, including faster treatment times, a new pain free mode, contact cooling and intra-procedure dermal monitoring."

Mr. Scafuri further added, "In addition to the hair removal mode, the system also has an optional Motif IR applicator that allows the practice to leverage the eLase to offer fractional skin rejuvenation procedures with the same platform and same safety profile across skin types. The eLase system is available through our direct sales force and distribution partners in Europe and Asia."

About Cosmoprof Asia 2011
Cosmoprof Asia is the leading business-to-business beauty trade show event in Asia. Exhibits are divided into five themed sectors that cover the entire spectrum of the beauty industry. This exhibition features the latest trends and products from within all segments of the beauty and wellness industry. Strong International participation is confirmed by the presence of national and group pavilions, providing a global perspective on emerging trends.

About Syneron Medical Ltd.
Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The Company markets, services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

Investor Contacts:

Asaf Alperovitz
Chief Financial Officer
+ 972 73 244 2283
Email: asafa@syneron.com

Zack Kubow
The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com